Exhibit 99.1

Cian PLC Announces 2022 Annual General Meeting

Larnaca, Cyprus, August 18, 2022 – Cian PLC (NYSE: CIAN, MOEX: CIAN) (“Cian”, the “Group” or the “Company”), a leading online real estate classifieds platform in Russia, calls for the 2022 Annual General Meeting (the “AGM”) to be held on September 30, 2022, at 9.00 a.m. (Cyprus time) at 9 Kafkasou Street, Treppides Tower, 4th floor, 401, Nicosia, Cyprus.

At the AGM, the following items will be submitted for shareholders’ approval:

▪	adoption of the Company’s audited standalone and consolidated financial statements for the 2021 financial year;

▪	appointment of the Company’s Auditor and fixing Auditor’s remuneration;

▪	setting the number of Directors and election of Directors;

▪	approval of Directors remuneration.

All shareholders are cordially invited to attend the AGM.

Holders of the Company's American Depositary Shares (the "ADS") who wish to exercise their voting rights for the underlying shares must act through the depositary of the Company's ADS program, The Bank of New York Mellon (the “Depositary”).

A record date for determination of holders of the ADSs who shall be entitled to receive Notice of the convocation of the AGM along with any supporting materials and give instructions for the exercise of any voting rights is set on August 23, 2022.

Copies of certain materials related to the AGM, including Notice for the convocation of the AGM, Board of Directors information and proxy form are available in the 6-K form dated August 18, 2022, on the Company’s website.

About Cian

Cian is a leading online real estate classifieds platform in the large, underpenetrated and growing Russian real estate classifieds market, with a strong presence across Russia and leading positions in the country’s key metropolitan areas. The Company ranks among the top seven most popular online real estate classifieds globally in terms of traffic (based on SimilarWeb traffic data for other online real estate classifieds and Google Analytics data for Cian for June 2022). Cian’s networked real estate platform connects millions of real estate buyers and renters to millions of high-quality real estate listings of all types — residential and commercial, primary and secondary, urban and suburban. In the second quarter of 2022, the Company had 1.9 million listings available through its platform and the monthly audience with an average UMV of over 17 million and enjoyed 31% Y-o-Y growth in revenues. Through its technology-driven platform and deep insights into the Russian real estate market the Company provides an end-to-end experience for its customers and users and helps them address multiple pain points on their journey to a new home or place to work.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any express or implied statements contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements regarding our financial outlook for 2021 and long-term growth strategy, as well as statements that include the words “target,” “believe,” “expect,” “aim,” “intend, intend,” may,” “anticipate,” “estimate,” “plan,” “project,” “will,” “can have,” “likely,” “should,” “would,” “could” and other words and terms of similar meaning or the negative thereof. Forward-looking statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation: the negative impact on the Russian economy of the ongoing military actions between Russia and Ukraine, any negative effects of sanctions, export controls and similar measures targeting Russia as well as other responses to the military conflict in Ukraine; our ability to maintain our leading market positions, particularly in Moscow, St. Petersburg and certain other regions, and our ability to achieve and maintain leading market position in certain other regions; our ability to compete effectively with existing and new industry players in the Russian real estate classifieds market; our heavy dependence on our brands and reputation; any potential failure to adapt to any substantial shift in real estate transactions from, or demand for services in, certain Russian geographic markets; any downturns in the Russian real estate market and general economic conditions in Russia; any effect on our operations due to cancellation of, or any changes to, the Russian mortgage subsidy program or other government support programs; further widespread impacts of the COVID-19 pandemic, or other public health crises, natural disasters or other catastrophic events which may limit our ability to conduct business as normal; our ability to establish and maintain important relationships with our customers and certain other parties; any failure to establish and maintain proper and effective internal control over financial reporting; any failure to remediate existing deficiencies we have identified in our internal controls over financial reporting, including our information technology general controls; any new or existing government regulation in the area of data privacy, data protection or other areas and the other important factors discussed under the caption “Risk Factors” in Cian’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on May 2, 2022 and our other filings with the SEC as such factors may be updated from time to time.

Any forward-looking statements contained in this press release speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. We disclaim any obligation or undertaking to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.

Investor contacts:              Media contacts:

Daria Fadeeva                      Olga Podoliaka

ir@cian.ru                            po@cian.ru